

October 26, 2011

<u>Via E-mail</u>
Liat Sossover
Chief Financial Officer
Brainstorm Cell Therapeutics, Inc.
605 Third Avenue, 34th Floor
New York, NY 10158

      Re: Brainstorm Cell Therapeutics, Inc.
               Form 10-K for the Fiscal Year Ended December 31, 2010
               Filed March 31, 2011
               File No. 0-54365

Dear Mr. Sossover:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document.

Please respond to this letter within ten business days by providing us the requested information, amending your filing or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Report of Independent Registered Public Accounting Firm, page 29</u>

1. The audit report of Brightman Algamor Zohar & Co. references the report of another auditor for the financial statements through December 31, 2007. Please amend your filing to include Brightman Algamor Zohar & Co.'s report as reissued by them as required by Rule 2-05 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant